EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Akorn, Inc.:

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-124190, 333-167031, 333-179476, 333-161908), of Akorn, Inc. of our report dated March 14, 2014, with respect to the consolidated balance sheet of Akorn, Inc. and subsidiaries as of December 31, 2013, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows, for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears  in the December 31, 2013 annual report on Form 10-K of Akorn, Inc..

Our report dated March 14, 2014, on the effectiveness of internal control over financial reporting as of December 31, 2013, expresses our opinion that Akorn, Inc. did not maintain effective internal control over financial reporting as of December 31, 2013 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that material weaknesses exist related to 1) the completeness and accuracy of underlying data used in the determination of significant estimates and accounting transactions, 2)  the process in place to support the accurate and timely reporting of the financial results and disclosures, and 3) insufficient segregation of duties, which have been identified and included in management’s assessment.

/s/ KPMG LLP

Chicago, Illinois
March 14, 2014